SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934*

ARAMARK CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A Common Stock: None
Class B Common Stock: 038521100

(CUSIP Number)

Gregory Gilbert, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, NY 10036
(212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 23 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
Page 2 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners (BHCA), L.P. 13-3371826
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 3 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors, L.P. 13-4197054
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 4 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors A, L.P. 26-0032493
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 5 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 6 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 7 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 8 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown) II, L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 9 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Master Fund Manager, L.P. 13-3371829
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 10 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Global Investors, L.P. 13-4197062
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 11 of 23 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Capital Corp. 13-3349327
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON CO

SCHEDULE 13D
Page 12 of 23 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. Therefore, the JPMP Reporting Persons (as defined in Item 2 below) may be deemed to beneficially own the shares of Class B Common Stock into which any shares of Class A Common Stock are convertible. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent that any shares of Class A Common Stock in which the JPMP Reporting Persons may be deemed to have beneficial ownership are converted into Class B Common Stock, the JPMP Reporting Persons’ deemed beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2. Identity and Background.

This Statement is being filed by: (i) J.P. Morgan Partners (BHCA), L.P., a limited partnership organized under the laws of Delaware (“JPMP (BHCA)”), (ii) J.P. Morgan Partners Global Investors, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global”), (iii) J.P. Morgan Partners Global Investors A, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global A”), (iv) J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), (v) J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), (vi) J.P. Morgan Partners Global Investors (Selldown), L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown”), (vii) J.P. Morgan Partners Global Investors (Selldown) II, L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown II”), (viii) JPMP Master Fund Manager, L.P., a limited partnership organized under the laws of Delaware (“JPMP Master Fund”), (ix) JPMP Global Investors, L.P., a limited partnership organized under the laws of Delaware (“JPMP Investors”) and (x) JPMP Capital Corp., a corporation organized under the laws of New York (“JPMP Capital Corp.” and collectively with JPMP (BHCA), JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Selldown, JPMP Selldown II, JPMP Master Fund and JPMP Investors, the “JPMP Reporting Persons”).

The principal business and principal office of each of the JPMP Reporting Persons is located at 1221 Avenue of the Americas, New York, NY 10020.

SCHEDULE 13D
Page 13 of 23 Pages

JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund, who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.

JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Selldown and JPMP Selldown II (collectively, the “Global Fund Entities”) are engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Investors, who is also engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a corporation organized under the laws of Delaware (“JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the investment and commercial banking business with its principal business and principal office located at 270 Park Avenue, New York, NY 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

During the last five years, none of the JPMP Reporting Persons and, to the knowledge of the JPMP Reporting Persons, none of the partners, members or directors named on Schedule A or Schedule B hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt financing. In addition it is anticipated that a portion of the Class A Common Stock and Class B Common Stock currently held by Joseph Neubauer, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, will be contributed to the acquisition vehicle. Members of the Issuer’s senior management team also may contribute shares of Class A Common Stock or Class B Common Stock to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference into this Item 3.

SCHEDULE 13D
Page 14 of 23 Pages

The Investors have obtained a “highly confident” letter regarding the debt financing, as described in the Proposal Letter (as defined in Item 4 below). A copy of the “highly confident” letter is filed as Exhibit 7.03 to this Statement, and is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On May 1, 2006, the JPMP Reporting Persons delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer in which it was proposed that the JPMP Reporting Persons, together with Joseph Neubauer, Chairman and Chief Executive Officer of the Issuer, and other investors that are expected to include funds managed by GS Capital Partners, Thomas H. Lee Partners, and Warburg Pincus LLC (collectively, the “Investors”), would offer to acquire by merger, for a purchase price of $32.00 in cash per share, all of the outstanding shares of the Class A Common Stock and Class B Common Stock, other than any shares held by any of the Investors and members of the Issuer’s senior management team that are to be invested in the transaction (the “Proposal”).

As described in the Proposal Letter, the Investors anticipate that the Issuer will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider the Proposal. To facilitate that review, the Investors intend to provide shortly (1) equity and debt commitment letters for all amounts necessary to effect the transaction and (2) a proposed form of merger agreement and other transaction documentation. The Investors noted that they are prepared to move very quickly to finalize the definitive transaction and related documents. No binding obligation on the part of any JPMP Reporting Person, any Investor or the Issuer will arise with respect to the Proposal or any transaction unless and until a definitive merger agreement and other transaction documentation satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered.

The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). One or more of the JPMP Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

A copy of the Proposal Letter is filed as Exhibit 7.02 to this Statement, and is incorporated by reference into this Item 4.

SCHEDULE 13D
Page 15 of 23 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, none of the JPMP Reporting Persons, nor to the knowledge of the JPMP Reporting Persons, any of the persons named on Schedule A or Schedule B hereto, as of the date hereof, beneficially own any shares of Class A Common Stock or Class B Common Stock. As a result of the matters described in Item 4 above, the JPMP Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, GS Capital Partners, Thomas H. Lee Partners, Warburg Pincus LLC and certain of their affiliates. As a result, the JPMP Reporting Persons may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the JPMP Reporting Persons might be deemed to beneficially own, in the aggregate, (A)(i) the 23,945,683 shares of Class A Common Stock reported as beneficially owned by Mr. Neubauer on that certain Amendment No. 16 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on May 1, 2006 (the “Neubauer 13D/A”) and (ii) the 23,945,683 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer on the Neubauer 13D/A, which shares constitute the 23,945,683 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by Mr. Neubauer and (B) the 2,038,672 shares of Class B Common Stock that the JPMP Reporting Persons have been advised may be deemed to be beneficially owned by Goldman, Sachs & Co. (“Goldman Sachs”) or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. (“GS Group”). Except as described above with respect to Mr. Neubauer and Goldman Sachs, the JPMP Reporting Persons do not have actual knowledge of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, Thomas H. Lee Partners, Warburg Pincus LLC and certain of their affiliates, including, without limitation, Goldman Sachs and GS Group. The foregoing summary of the Neubauer 13D/A is qualified in its entirety by reference to such filing.

The percentage of outstanding Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by the JPMP Reporting Persons is approximately 41.2% and 17.9%, respectively. The foregoing percentages are based on 58,116,549 shares of Class A Common Stock and 121,287,341 shares of Class B Common Stock outstanding at April 28, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 10, 2006.

Each of the JPMP Reporting Persons hereby disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, Thomas H. Lee Partners or Warburg Pincus LLC, and their respective affiliates, including, without limitation, Goldman Sachs and GS Group. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any JPMP Reporting Person or any of its affiliates is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any JPMP Reporting Person has an obligation to file this Statement.

SCHEDULE 13D
Page 16 of 23 Pages

(b) None of the JPMP Reporting Persons, nor to the knowledge of the JPMP Reporting Persons, any of the persons named on Schedule A or Schedule B hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Common Stock or Class B Common Stock.

(c) Except as disclosed in this Statement, none of the JPMP Reporting Persons, nor to the knowledge of the JPMP Reporting Persons, any of the persons named on Schedule A or Schedule B hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A Common Stock or Class B Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect  to Securities of the Issuer.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the JPMP Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 7.01

Joint Filing Agreement, dated May 11, 2006, among the JPMP Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

EXHIBIT 7.02

Proposal Letter, dated May 1, 2006.

EXHIBIT 7.03

Highly Confident Letter, dated April 30, 2006

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

JPMP MASTER FUND MANAGER, L.P.

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

JPMP GLOBAL INVESTORS, L.P.

By:	JPMP Capital Corp., its general partner

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

JPMP CAPITAL CORP.

By:	/s/ Jeffrey C. Walker Name: Jeffrey C. Walker
Title: President

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers1

Chief Executive Officer	William B. Harrison**
President	Jeffrey C. Walker*
Chief Investment Officer	Arnold L. Chavkin*
Managing Director Managing Director	Srinivas Akkaraju* Christopher Albinson*
Managing Director	Dr. Dana Beth Ardi*
Managing Director	Christopher C. Behrens*
Managing Director	John Breckenridge*
Managing Director	Julie Casella-Esposito*
Managing Director	Rodney A. Ferguson*
Managing Director	Michael R. Hannon*
Managing Director	Matthew Lori*
Managing Director	Jonathan R. Lynch*
Managing Director	Sunil Mishra*
Managing Director	Stephen P. Murray*
Managing Director	John Reardon*
Managing Director	Faith Rosenfeld*
Managing Director	Shahan D. Soghikian*
Managing Director	William Stuek*
Managing Director	Timothy J. Walsh*
Managing Director	Richard D. Waters, Jr. *
Managing Director	Damion E. Wicker, M.D.*

Directors1
William B. Harrison**
Jeffrey C. Walker*

[1]	Each of whom is a United States citizen.

*	Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

**	Principal occupation is Chairman of the Board of Directors of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon*
Chief Information Officer Chief Administrative Officer Co- Chief Executive Officer, Investment Bank	Austin A. Adams* Frank Bisignano* Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Co-General Counsel	Joan Guggenheimer*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Co-General Counsel Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Chief Executive Officer, Card Services Global Head, Asset & Wealth Management	William H. McDavid* Heidi Miller* Charles W. Scharf* Richard J. Srednicki* James E. Staley*
Chief Risk Officer Co-Chief Executive Officer, Investment Bank	Don M. Wilson III* William T. Winters*

Directors1
Name	Principal Occupation or Employment; Business or Residence Address
Hans W. Becherer	Retired Chairman of the Board and Chief Executive Officer Deere & Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John H. Biggs	Former Chairman and CEO TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lawrence A. Bossidy	Retired Chairman of the Board Honeywell International Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	President and Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue, 8th Floor New York, New York 10017-2070
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

1 Each of whom is a United States citizen.

Name	Principal Occupation or Employment; Business or Residence Address
William B. Harrison, Jr.	Chairman of the Board JPMorgan Chase & Co. 270 Park Avenue, 8th Floor New York, New York 10017-2070
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Retired Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Senior Adviser c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017